FLAMERET, INC.

3200 Sunrise Highway Suite 51

 Wantagh, NY 11793

Tel.: (516) 816-2563

December 18, 2009

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Jay Williamson, Jim Lopez and Steven Lo

RE:          Flameret, Inc.
Registration Statement on Form S-1
File Number:  333-162022
Filed November 16, 2009

To Whom It May Concern:

In response to your letter dated November 30, 2009, Flameret, Inc. wishes to address the following comments.

General

1.
We note your response to comment one from our letter dated October 16, 2009. Please revise to name Mr. Glover as an underwriter and disclose the price at which shares will be sold for the duration of the offering.

We have noted this comment and have revised the disclosure throughout.

The selling security holder Christopher Glover is the “underwriter” within the meaning of the Securities Act of 1933, as amended with respect to all shares being offered hereby.

The selling security holder has set an offering period of 25 days from the date of effectiveness and a fixed price of $0.001 per share.

2.
We were unable to locate all of the disclosure responsive to comment six from our letter dated October 16, 2009 and accordingly reissue in part. Please provide the disclosure contemplated by Item 201 of Regulation S-K.

We have noted this comment and have revised the disclosure throughout.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings, if any, to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The company has no equity compensation plans and individual compensation arrangement and does not intend to enter into any equity compensation plans and individual compensation arrangement in the future.

3.
We note that your signature page reflects that it was signed in England and that your management biographies suggest that your management may be located outside the United States. However, your corporate address is in New York. Please advise us where your officers and directors are located. If they reside and/or intend to conduct the business outside the United States then please add a risk factor addressing the ability to bring claims or serve process against them.

We have noted this comment and have revised the disclosure on page 10 and on page 27 and 28.

As our sole director and officer and our assets are located in England, investors may be limited in their ability to enforce US civil actions against our director or our assets. You may not be able to receive compensation for damages to the value of your investment caused by wrongful actions by our director or Officers.

Our assets are located in England and our director is a resident of England. Consequently, it may be difficult for United States investors to affect service of process within the United States on our director.  A judgment of a US court predicated solely upon such civil liabilities may not be enforceable in England by a English court if the US court in which the judgment was obtained did not have jurisdiction, as determined by the English court, in the matter. There is substantial doubt whether an original action could be brought successfully in England against any of our future assets or our director predicated solely upon such civil liabilities. You may not be able to recover damages as compensation for a decline in your investment.

MANAGEMENT BIOGRAPHIES

Christopher Glover; B.Sc., Chief Executive Officer, President, Chief Financial Officer, Secretary

Mr. Christopher Glover, aged 63, is the Chief Executive Officer, President, Secretary, Chief Financial Officer and Director (Principal Executive Officer) and (Principal Financial Officer) of the Company.  He was appointed in August 2009 and is reasonable for overseeing all aspects of the company.  Mr. Glover resides in England.

Mr. Michael O’Driscoll, aged 57, is the Financial Vice President of the company.  He was appointed in August 2009 and is reasonable for the financial matters of the company.  Mr. O’Driscoll works directly with the Chief Financial Offer Mr. Glover.  Mr. O’Driscoll resides in Vancouver, Canada.
Neil Glover, age 30, Vice President of Sales

 Mr. Neil Glover is the Vice President of Sales and reports directly to the President and Chief Executive Officer of the company.  Mr. Neil Glover is the son of the President of the company Christopher Glover. Mr. Glover resides in England.

4.
We note your response to comment five from our letter dated October 16, 2009 that you have removed your website. However, we continue to note the reference to your website on page five. Please advise or revise.

We have noted this comment and have revised the disclosure and removed the reference to the website throughout.

Prospectus Summary, page 5

5.
We reissue comment three from our letter dated October 16, 2009. You state in the overview on page 5 that you are marketing only one product for sale; however, in the general introduction on page 5 you continue to state that you are "presently marketing a range of liquid fire retardants." Please reconcile here and throughout_

We have noted this comment and have revised the disclosure throughout.

6.
We do not believe the company has addressed our prior comment 12 from our letter dated October 16, 2009, accordingly we reissue. We note the price per share is less than $.01, Please revise to address any minimum number of shares to be offered per investor.

We have noted this comment and have revised the disclosure on page 3, 13 and throughout.

Minimum number of shares to be offered per investor	100

Use of Proceeds, page 16

7.
We reissue comment 17 from our letter dated October 16, 2009. Please reconcile the estimated offering expense of $17,275 with the disclosure on page 24 of $38,000 and with disclosure in Part II of the registration statement of $20,500.

We have noted this comment and have revised the disclosure on page 12, 14 and throughout.

With the exception of any brokerage fees and commission which are the obligation of the selling security holder, we are responsible for the fees, costs and expenses of this offering which are estimated to be $20,500, inclusive of our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses of which the company has paid $17,275 as of August 31, 2009.

We are bearing all costs relating to the registration of the common stock, which are estimated at $20,500 inclusive of our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses of which the company has paid $17,275 as of August 31, 2009.  The selling security holder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

Selling Security Holders, page 16

8.
We note your response to comment 39 from our letter dated October 16, 2009 and disclosure on page 16. Please remove the language "[e]xcept as listed below, to our knowledge" from your disclosure to indicate whether your selling shareholders are broker-dealers or affiliates of broker-dealers. Revise the disclosure throughout.

We have noted this comment and have revised the disclosure on page 12 and throughout.

The selling shareholder Christopher Glover is not broker-dealer or an affiliate of a broker- dealer.

Plan of Distribution, page 17

9.      We reissue comment 40 from our letter dated October 16, 2009. Please revise to address whether or not Mr. Glover will sell his shares only in certain states.

We have noted this comment and have revised the disclosure on page 14 and throughout.

In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those only if they have been registered or qualified for sale; an exemption from such registration or if qualification requirement is available and with which Flameret, Inc. has complied.

 In addition and without limiting the foregoing, the company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Registration Statement is effective.

Management's Discussion and Analysis. page 18

10.
 We reissue comment 22 from our letter dated October 16, 2009, Please revise your plan of operation disclosure to address the next year, including, but not limited to, an approximate timeline associated with the commercialization of your products, a discussion of the key business milestones and steps required to achieve commercialization, and budget associated with the preceding items. In this respect reference is also made to prior comment three regarding the developmental stage of your products and what additional work is needed to achieve commercialization.

We have noted this comment and have revised the disclosure on page 15 and throughout.

FLAMERET, INC. is presently marketing for sale one product named (Flamex), a textile FR treatment.  Flamex is a liquid that is applied to textiles these treated textiles are used at the production stage of such products as mattresses to resist ignition from smoldering cigarettes and resist ignition from an open-flame heat source.  Flameret is a development stage company with a limited history of development stage operations.

Flameret, Inc. was founded in the State of Nevada on August 13, 2009. The Company’s intends to provide one product named (Flamex), a textile FR treatment product to component parts of a mattress. Flameret, Inc.’s product Flamex is a liquid that is applied to textiles. These treated textiles are used at the production stage of such products as mattresses to resist ignition from smoldering cigarettes and resist ignition from an open-flame heat source.  The Company plans to market Flamex through a combination of direct sales, referrals and networking within the industry. To date the company has not generated any sales.

Upon a purchase order being placed with Flameret for Flamex the company intends to contract with Seatex to manufacture Flamex. After Flamex has been manufactured by Seatex the company intends to have Seatex ship the finished product directly to the customer.  Seatex has not produced any Flamex for Flameret, Inc. to date.  Seatex has not produced any test samples to date. Flameret does not have a formal contact with Seatex at this time.

Over the next twelve months, Flameret plans to build out its reputation and network in the fire retardant industry, thereby attracting new clients. Presently the company does not have any clients.

Management feels the Company’s continuation as a going concern depends upon its ability to obtain additional sources of capital and financing. Specifically, management intends to raise additional permanent capital through debt instruments such as bank loans, or private financing. The goal of this effort is to provide working capital for the next year. Our twelve month operating plan is dependent on raising additional permanent capital through debt instruments such as bank loans, or private financing in the amount of $75,000. Presently we do not have any existing sources or plans for financing.

If the $75,000 is raised the twelve month operating plan shall be as follows (Furthermore, in raising the $75,000 capital, the Company would not move into operations until it has sold its Flamex product and created revenue. The company does not plan on raising additional capital to manufacture and inventorying Flamex.

●
The implementation of our direct sales model through Mr. Glover through the commencement of sales will cost at least $75,000. We need to establish and print all of the marketing material. We have allocated $35,000 toward marketing materials which include filers, broachers, direct marketing DVD’s and mailing costs.  The company intends to allocate these funds as soon as they are available.

●
The development of strategic relationships with mattress manufactures in Canada and the United States will cost the company at least $10,000. We need to educate mattress manufactures about our products and work to obtain sales. We shall do this through direct sales and direct mail.  The company intends to allocate $5,000 as soon as funds are available to the company and $5,000 six months later when the funds become available.

●
Software and hardware updates to maintain service will cost the company at least $10,000.  As a direct sales company continued improvements and upgrade to our systems is required. User features and website content updates are vital to continued visitations by online users. This cost signifies the system modifications. The company intends to allocate these funds with four month of the funds becoming availabe

●
Program administration and working capital expenses until such time as there are sufficient sales to cash-flow operations will cost the company at least $20,000. This is the necessary working capital to fund operations until such time as revenues exceed expenses. This will cover audit fees, legal fees associated with the offering and all other management expenses such as those from industry consultants and advisors.  The company intends to pay its legal and accounting and all other management fees as they become due.

Description of Business, page 24

11.	Please revise to indicate whether any of the products developed by UAI and licensed to you were sold commercially either by UAI or under a license agreement with them,

We have noted this comment and have revised the disclosure on page 22 and throughout.

United American, Inc. has never sold Flamex, Ultra Flamex or Impex to any manufacturers; the company’s sole business is the development of fire barrier products.  United American has never entered into any type of licensing agreement with any other company or person in regard to Flamex, Ultra Flamex or Impex.

12.
On page 26 you indicate that "(s)tarting in December of 1987 Mr. Pennartz began testing Flamex ... to compare the potential extinguishment effectiveness agents with water." Briefly indicate the results of this test. Also, revise to clarify the degree to which your product formula has changed since that time. If it hasn't, and your product has been available since 1987 clarify why no sales of it were made in the preceding 20 plus years and whether the technology is outdated.

We have noted this comment and have revised the disclosure on page 22 and throughout.

Starting in December of 1987 Mr. Pennartz began testing Flamex by Underwriters Laboratories of Canada (7 Crouse Road Scarborough, Ontario Canada) to compare the potential extinguishing effectiveness agents with water. The following is a summary of the tests conducted. The relative Class A extinguishing potentials of these agents were obtained form the result of fire test in freely burning wood cribs made of spruce.  The wood was placed in layers of equal dimensions.  A pan containing N-heptane was placed centrally beneath the crib.  The heptanes was ignited and the resulting fire allowed to burn until all parts of the crib were completely involved and the fire was judged to have reached maximum intensity.  At this stage the fire was attacked with a typical 9 liter water extinguisher charged with agents Flamex, Ultra Flamex.  The results showed that on Test crib no. 1 Flamex and Ultra Flamex extinguished the fire. On Test crib 2 Ultra Flamex extinguished the fire and water did not extinguish the fire. On Test crib 3Ultra Flamex extinguished the fire and Flamex did not extinguish the fire.

United American, Inc. has never sold their products to any manufacturers; the company’s sole business is the development of fire barrier products. .  United American has never entered into a license agreement with any other company or person in regard to Flamex, Ultra Flamex and Impex.  The product formula has not changed since the two patents were filed on 12-30-1988 and March 6, 1989.

In July of 2007 two separate federal flammability standards administered by the Consumer Product Safety Commission (CPSC) and issued under the Flammable Fabrics Act mandated new standards for the mattress industry in the United States.  The company believes that the technology that had been patented in 1989 is now commercially viable due to the new standards that require that mattresses resist ignition from a smoldering cigarette and requires that mattresses resist ignition from an open-flame heat source.

13.
Please revise your page 26 test-related discussion, particularly concerning the testing at the Saudi Civil Defense Training Center, to limit it to the nature of the testing performed, the actual results of the testing, and whether any product was ordered. Also, given that this testing occurred prior to the company's founding, revise to indicate any measures or diligence the company has undertaken to verify the testing and/or results.

We have noted this comment and have revised the disclosure on page 22 and throughout.

On February 20, 1991, Captain Salle Barakah, commander of Saudi Civil Defense training Center tested UAI product Flamex to determine if it could be used for crude oil fire extinguishing materials.  The mission was to identify crude oil fire extinguishing materials and assess their effectiveness, material availability, ease of application and other related factors.

A one meter wide by twenty mter long and half meter below the ground deep trench facility was selected as the test bed.  It was concrete lined with vertical walls extending above the ground for a height of approximately half meter.  The test bed was oriented with the long axis running north and south. Weather conditions were low humidity, and 35-40 mph winds from the southwest.

Four test demonstrations were conducted on crude oil fires.  The test bed surface was completely covered with crude oil to accelerate ignition and flame spreading.
A half hp electric pump was mounted on a 55 gallon plastic shipping drum filled with Flamex.  From the pump, various Flamex concentrations were delivered via a one inch diameter plastic hose with no nozzle.

The first demonstration allowed the test bed to become engulfed in flames over the full area.  100% concentrated Flamex was applied, in 25 seconds the crude oil fire was totally extinguished. The oil surface was only luke warm to the touch.  The second demonstration allowed the test bed to become engulfed in flames over the full area.  25% Flamex and 75% water concentrated was applied, in 21 seconds the crude oil fire was totally extinguished.  No re-ignition occurred after 5 minutes.  The third demonstration allowed the test bed to become engulfed in flames over the full area.  5% Flamex and 95% water, concentrated Flamex was applied, in 21 seconds the crude oil fire was totally extinguished except for the last five meters.  There was re-ignition in two minutes. The fourth demonstration allowed the test bed to become engulfed in flames over the full area.  0% concentrated Flamex only water was applied; the test was terminated do to the fact that the test area still contained Flamex.

No Flamex product was ever sold to the military or Saudi Civil Defense Training Center. Flameret, Inc. has not taken any measures to conduct any additional test with Flamex as it relates to oil fires.  The company’s focus is on the mattress industry and not on oil related fires.

14.
We note your response to comment 23 from our letter dated October 16, 2009 and believe additional disclosure is warranted. Accordingly we reissue that comment. Please revise to address any existing patents, proprietary technology and know- how available to the company in further detail. Also, revise to address whether these technological resources will be sufficient to develop your product. For example, we note that you have licenses to use two patents, are these the only patented technologies your products require? Also, confirms whether the licensed patents expire and, if so, when?

We have noted this comment and have revised the disclosure on page 22 and throughout.

On 12-30-1988 Mr. Pennartz (inventor) filed a patent application under number 07292417; the patent was issued on 8-21-1990 under patent number 4950410.  This patent will expire on 8-21-2010. The company intends to renew the patent before it expires.

On March 6, 1989 Mr. Pennartz (inventor) filed a patent application under number 07319750; the patent was issued on 10-09-1990 under patent number 4961865.  This patent will expire on 10-09-2010. The company intends to renew the patent before it expires.

Flameret, Inc. will use the rights to patent #4,961,865 (fire extinguishing solutions for extinguishing phosphorus and metal fire) and the right to patent #4,950,410 that it obtained in August 2009.  These are the only two patents that are required to produce Flamex.  With the use of these two patents we will be able to have are product produced by an independent formulator (Seatex).

Description of Products, page 27

15.      We note that the company provides an extensive discussion of Seatex Ltd starting On page 27.  Much of this discussion focuses on Seatex's capabilities without ,directly relating it to the services they are providing to you. Please revise this section to briefly discuss Seatex's business and then provide more detailed discussions about the specific services they will provide to you and the material terms under which such services are provided. Also, please file this agreement as an exhibit.

We have noted this comment and have revised the disclosure on page 24 and throughout.

16	Please revise to provide the basis for your statement that your "product contains only compounds with low levels of mammalian toxicity ... [and] do not pose a significant health hazard?'

We have noted this comment and have revised the disclosure and removed the statement throughout.

Management Biographies, page 31

17.      We note your response to comment 37 from our letter dated October 16, 2009. Please advise us why you believe you do not have any promoters. Alternatively, revise to name. See Rule 405 of Regulation C for the definition of promoter.

We have noted this comment and have revised the disclosure on page 27 and throughout.

The company’s Chief Executive Officer, President, Chief Financial Officer, Secretary, sole Director and the selling security holder Christopher Glover is the "Promoter” within the meaning of Rule 405 of Regulation C.

Remuneration of Directors and Officers. page 34

18.      Your disclosure indicates that it "sets forth the cash remuneration" for your named executive officers. Please note that Item 402 of Regulation S-K covers all compensation. Please revise your disclosure accordingly.

We have noted this comment and have revised the disclosure on page 30 and throughout.

Flameret, Inc. has made no provisions for paying cash or non-cash compensation to its officers and sole director. No salaries are being paid at the present time, and none will be paid unless and until our developmental stage operations generate sufficient cash flow.

The following table sets forth all the remuneration of our Director and Officers for the period from inception on August 13, 2009, through to the end of the period on August 31, 2009:

Part II Exhibit 5_1

19.      Your legality opinion presently indicates that "it may not be relied upon by any person or entity other than the Company, its successors and assigns." Please remove this statement, as investors are entitled to rely on the legality opinion.

We have noted this comment and have revised the exhibit 5.1 and removed the statement.

If you have any further questions please direct them to our attorney Leo Moriarty.